

umicore

RECEIVED
2009 APR -2 A 8:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA



09045758

For the attention of Mr Paul M. Dudek

LegalCorp
Brussels, March 27, 2009

SUPPL

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents:

The convening notices to the ordinary and extraordinary general meeting to be held on April 28, 2009.

Yours sincerely,

Umicore

J. Beeckmans
Manager Legal Corporate Dept.

A. Godefroid
Executive Vice-President
Legal & EHS

Encl.

Umicore
Naamloze vennootschap - Société Anonyme
Broekstraat 31 Rue du Marais
BE-1000 Brussels, Belgium

Tel +32 2 227 71 11
Fax +32 2 227 79 00
e-mail info@umicore.com
www.umicore.com

VAT BE 0401.574.852
RPM/RPR Brussels
Bank 210-0052900-87
IBAN BE 67 2100 0529 0087 - BIC GEBABEBB

Registered Office Broekstraat 31 Rue du Marais, B-1000 Brussels, Belgium



LIMITED LIABILITY COMPANY
Registered Office : rue du Marais 31 Broekstraat - 1000 Brussels
Company Number : 0401.574.852

The shareholders are invited to attend the ordinary general meeting, which will be held on Tuesday 28 April 2009, at 5.00 p.m., at the registered office rue du Marais, 31, Broekstraat B-1000 Brussels.

In order to facilitate the keeping of the attendance list, the shareholders and/or their representatives will be welcomed to register as of 4 p.m.

AGENDA

1. Directors' report on the 2008 financial year.

2. Auditor's report on the 2008 financial year.

3. Consolidated annual accounts as at 31 December 2008.

   Proposed resolution:

   - Approval of the consolidated annual accounts as at 31 December 2008.

4. Statutory annual accounts as at 31 December 2008.

   Proposed resolution:

   - Approval of the annual accounts as at 31 December 2008 showing a profit for the financial year in the amount of EUR 30,860,477.84.

5. Appropriation of the result.

   Proposed resolution:

   Taking into account the profit of EUR 512,319,627.85 brought forward from the previous financial year, the transfer to capital of EUR 88,759,870.52, the transfer of EUR 3,400,000.00 from the non taxable reserves and the allocations to and releases from the unavailable reserve related to the 2008 movements in the own shares for a total net amount of EUR 178,744,591.89, the result to be appropriated stands at EUR 279,075,643.28.

   - Approval of the proposed appropriation of the result - including the payment of a gross dividend of EUR 0.65 per share.

6. Discharge to the directors and auditor in respect of their mandates in 2008.

   Proposed resolutions:

   – Granting of a discharge to the members of the board of directors in respect of their mandates in 2008.
   – Granting of full discharge to the auditor in respect of its auditing assignment in 2008.

7. Board composition and remuneration.

   Proposed resolutions:

   – Confirmation of Mr Marc Grynberg as Executive Director.
   – Re-election for a period of three years expiring at the 2012 ordinary general meeting of the following expiring mandates :
     – Marc Grynberg as Executive Director.
     – Thomas Leysen as Non-Executive Director.
     – Klaus Wendel as Non-Executive Director.

- Re-election for a period of two years expiring at the 2011 ordinary general meeting of the mandate of Jean-Luc Dehaene as Independent Director.

The criteria retained to consider the independence of the directors are the ones of Article 526ter of the Company Code (Belgian Act of 17 December 2008 on the establishment of an Audit Committee, published in the State Gazette on 29 December 2008).

- Approval of the board's remuneration proposed for the 2009 financial year constituting a fixed fee for a total amount of EUR 200,000 and a fee per attended meeting of EUR 5,000 for the Chairman and EUR 2,500 for the Directors.

Conditions for admission to the ordinary general meeting:

Pursuant to article 536 of the Company Code and to article 17 of the articles of association, and as a derogation of the conditions set forth in a) to c) of said article 17, the board of directors has decided that the shareholders will be admitted to, and can vote at, the general meeting if the company can determine, on the basis of the evidence submitted in accordance with the procedure described below, that they were holding **on Tuesday 21 April 2009**, at midnight (Belgian time) (the "**Record Date**"), the shares of which they intend to exercise the voting rights at the shareholders meeting.

In order to establish towards Umicore that they hold their shares on the Record Date, the shareholders must proceed as follows:

For holders of registered shares:

A confirmation of the number of shares for which they want their shareholding to be established on the Record Date, must reach UMICORE **at the latest on Tuesday 21 April 2009 at midnight** (Belgian time)

By fax: +32 2 227 79 13

Or by e-mail: bjorn.dejonghe@umicore.com; isabelle.fulop@umicore.com

The holding of the shares on the Record Date will be assessed by UMICORE on the basis of the entries in the book of registered shares.

For holders of printed bearer shares (Umicore shares existing before the split : ISIN BE0003626372)

Holders of **printed bearer shares** must physically deposit the number of shares for which they want their shareholding to be established on the Record Date in a Belgian branch of one of the banks listed below, **at the latest on Tuesday 21 April 2009**, before the close of business at such branch.

The holding of the shares on the Record Date will be established on the basis of a confirmation of the deposit sent to Umicore by the relevant bank.

We would particularly like to draw your attention to the fact that since 1st January 2008, pursuant to the Belgian Law relating to the dematerialization of bearer shares, the deposit of any printed bearer shares with a financial institution by a shareholder in view of participating in a general meeting causes the automatic dematerialization of his/her bearer shares and their inscription on a dematerialized deposit account with such a financial institution. It is no longer possible to deliver back printed bearer shares to shareholders if those shares have been deposited with a financial institution.

The number of dematerialised shares on the deposit account will take into account the split of the shares by a factor of five decided by the extraordinary general meeting of shareholders held on 5 February 2008.

For holders of dematerialised shares:

Holders of **dematerialised shares** will have to notify one of the banks listed below of the number of shares for which they want their shareholding to be established on the Record Date, **at the latest on Tuesday 21 April 2009 at midnight** (Belgian time). The holding of the dematerialised shares on the Record Date will be established on the basis of a confirmation sent to Umicore by the below banks.

FORTIS BANQUE/FORTIS BANK
BANQUE DEGROOF/BANK DEGROOF
DEXIA BANQUE/DEXIA BANK
ING
KBC BANK/KBC BANQUE
PETERCAM S.A.

The shareholders can **vote by post** in accordance with article 19 of the articles of association. Postal votes must be cast on the form prepared by Umicore.

The postal voting form, as approved by the board of directors, may be obtained at the company's registered office or on the company website: www.umicore.com , or through the above-mentioned financial institutions.

The signed original of the postal voting form must reach the company's registered office (attention B. Dejonghe) by **Wednesday 22 April 2009 at the latest**.

The shareholders **can attend the meeting through a proxy holder.**

Proxy forms, as approved by the board of directors, may be obtained at the company's registered office, on the company website: www.umicore.com, or through the above-mentioned financial institutions.

Signed original proxies must reach the company's registered office (attention B. Dejonghe) by **Wednesday 22 April 2009 at the latest**.

The shareholder who wishes to vote by post or to be represented must, in any case, comply with the registration procedure described here above.

We remind you that no one may participate in or be represented at the general meeting of shareholders if he/she/it is not the effective owner of the shares. However, the organizations declaring being authorized to act as owners of the shares by the effective shareholder will be allowed to vote.

Access to the ordinary general meeting will be given on presentation of the ID card or the passport of the shareholder or of the proxy holder.

The board of directors

P.S.
Shareholders can park their cars free of charge in the City Parking, boulevard Pachéco 7, 1000 Brussels, if they have the ticket from the car park stamped at the reception desk of Umicore.



LIMITED LIABILITY COMPANY
Registered office: rue du Marais 31 Broekstraat - 1000 Brussels
Company number 0401.574.852

In view of the fact that the extraordinary general meeting held on 26 March 2009 was unable to validly conduct business and deliberate on the item on the agenda, owing to the absence of a quorum, shareholders are requested to attend the extraordinary general meeting which will be held on Tuesday 28 April 2009 following the ordinary general meeting convened at 5.00 p.m., at the registered office of Umicore, rue du Marais, Broekstraat 31, 1000 Brussels. This meeting will validly conduct business and deliberate on the item on the agenda irrespective of the number of shares represented.

In order to facilitate the keeping of the attendance list on 28 April 2009, the shareholders and/or their representatives will be welcomed to register as of 4 p.m..

AGENDA

Acquisition of own shares

Pursuant to Art.17 of the Belgian Royal Decree of 8 October 2008 modifying Article 620 of the Company Code, Belgian quoted companies may, under certain conditions, acquire own shares up to a maximum of 20% of the subscribed capital and for a maximum period of five years.

Own shares can be acquired on a regulated market or on any other way as far as equality of treatment of shareholders is respected by means of equivalence of the offered price. The Royal Decree determining the modalities aiming to guarantee such equality is still to be published.

The authorization granted to Umicore by the extraordinary general meeting of shareholders held on 5 February 2008 expires at the ordinary general meeting of 28 April 2009.

Proposed resolution :

Authorization to the company, as from the twenty-eight of April two thousand and nine till the twenty-seven of October 2010, to acquire on a regulated market own shares in the company within a limit of 10 % of the subscribed capital, at a price per share comprised between four euros (EUR 4) and seventy-five euros (EUR 75).

Authorization to the company's subsidiaries to acquire on a regulated market shares in the company in accordance with the conditions of the authorization granted to the company.

Conditions for admission to the extraordinary general meeting:

Pursuant to article 536 of the Company Code and to article 17 of the articles of association, and as a derogation of the conditions set forth in a) to c) of said article 17, the board of directors has decided that the shareholders will be admitted to, and can vote at, the general meeting if the company can determine, on the basis of the evidence submitted in accordance with the procedure described below, that they were holding **on Tuesday 21 April 2009**, at midnight (Belgian time) (the "**Record Date**"), the shares of which they intend to exercise the voting rights at the shareholders meeting.

In order to establish towards Umicore that they hold their shares on the Record Date, the shareholders must proceed as follows:

For holders of registered shares:

A confirmation of the number of shares for which they want their shareholding to be established on the Record Date, must reach UMICORE **at the latest on Tuesday 21 April 2009 at midnight** (Belgian time)
By fax: +32 2 227 79 13
or by e-mail: bjorn.dejonghe@umicore.com; isabelle.fulop@umicore.com
The holding of the shares on the Record Date will be assessed by UMICORE on the basis of the entries in the book of registered shares.

For holders of printed bearer shares (Umicore shares existing before the split: ISIN BE0003626372)

Holders of **printed bearer shares** must physically deposit the number of shares for which they want their shareholding to be established on the Record Date in a Belgian branch of one of the banks listed below, **at the latest on Tuesday 21 April 2009**, before the close of business at such branch.
The holding of the shares on the Record Date will be established on the basis of a confirmation of the deposit sent to Umicore by the relevant bank.

We would particularly like to draw your attention to the fact that since 1st January 2008, pursuant to the Belgian Law relating to the dematerialization of bearer shares, the deposit of any printed bearer shares with a financial institution by a shareholder in view of participating in a general meeting causes the automatic dematerialization of his/her bearer shares and their inscription on a dematerialized deposit account with such a financial institution. It is no longer possible to deliver back printed bearer shares to shareholders if those shares have been deposited with a financial institution.
The number of dematerialised shares on the deposit account will take into account the split of the shares by a factor of five decided by the extraordinary general meeting of shareholders held on 5 February 2008.

For holders of dematerialised shares:

Holders of **dematerialised shares** will have to notify one of the banks listed below of the number of shares for which they want their shareholding to be established on the Record Date, **at the latest on Tuesday 21 April 2009 at midnight** (Belgian time). The holding of the dematerialised shares on the Record Date will be established on the basis of a confirmation sent to Umicore by the below banks.

FORTIS BANQUE/FORTIS BANK
BANQUE DEGROOF/BANK DEGROOF
DEXIA BANQUE/DEXIA BANK
ING
KBC BANK/KBC BANQUE
PETERCAM S.A.

The shareholders can **vote by post** in accordance with article 19 of the articles of association. Postal votes must be cast on the form prepared by Umicore.

The postal voting form, as approved by the board of directors, may be obtained at the company's registered office or on the company website: www.umicore.com , or through the above-mentioned financial institutions.

The signed original of the postal voting form must reach the company's registered office (attention B. Dejonghe) by **Wednesday 22 April 2009 at the latest**.

The shareholders **can attend the meeting through a proxy holder.**

Proxy forms, as approved by the board of directors, may be obtained at the company's registered office, on the company website: www.umicore.com, or through the above-mentioned financial institutions.

Signed original proxies must reach the company's registered office (attention B. Dejonghe) by **Wednesday 22 April 2009 at the latest**.

The shareholder who wishes to vote by post or to be represented must, in any case, comply with the registration procedure described here above.

We remind you that no one may participate in or be represented at the general meeting of shareholders if he/she/it is not the effective owner of the shares. However, the organizations declaring being authorized to act as owners of the shares by the effective shareholder will be allowed to vote.

Access to the extraordinary general meeting will be given on presentation of the ID card or the passport of the shareholder or of the proxy holder.

The board of directors

P.S.
Shareholders can park their cars free of charge in the City Parking, boulevard Pachéco 7, 1000 Brussels, if they have the ticket from the car park stamped at the reception desk of Umicore.